As filed with the Securities and Exchange Commission on July 27, 2004

Registration No. 333-111716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

To

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SYNTROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	73-1565725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard L. Edmonson

Vice President, General Counsel

and Corporate Secretary

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

John D. Geddes

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002

(713) 229-1234

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling holders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 27, 2004

PRELIMINARY PROSPECTUS

3,645,000 Shares of Common Stock

2,220,000 Common Stock Warrants

This prospectus covers the offer and sale of warrants for the purchase of common stock and of shares of common stock (including the shares issuable upon the exercise of the warrants and shares issuable upon the exercise of outstanding options) by the selling holders identified on page 15 of this prospectus. We will not receive any proceeds from these sales.

The selling holders may offer and sell the shares and the warrants from time to time. The selling holders may offer the shares and the warrants at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The common stock is quoted on the Nasdaq National Market under the symbol SYNM. On July 26, 2004, the last reported sale price of the common stock on the Nasdaq National Market was $5.72.

You should consider carefully the risk factors beginning on page 4 of this prospectus before purchasing any of the common stock or warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Until the date that is 40 days after the first date upon which the security was bona fide offered to the public, all dealers that buy, sell or trade our common stock and warrants, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Syntroleum Corporation

We are seeking to develop projects that will allow us to use and license our proprietary process for converting natural gas or synthesis gas from coal to synthetic liquid hydrocarbons, a process generally known as gas-to-liquids, or “GTL,” technology utilizing Fischer-Tropsch synthesis. We seek to form joint ventures and acquire equity interests in oil and gas development projects where GTL is critical to a project’s success by monetizing remote and/or stranded natural gas. We also license our technology, which we refer to as the “Syntroleum Process,” to others for the production of fuels. Based on our expected capital and operating costs of GTL plants using our technology and the large number of fields with natural gas reserves that are not economic to produce using traditional technology or have no current market, including flared gas, we anticipate that the Syntroleum Process can be applied economically in many locations. We also intend to pursue gas monetization projects in the mid-continent, Permian Basin and Rocky Mountain regions in order to generate short-term cash flow. These projects may include projects in which we are directly involved in gas field development using available gas processing technologies, projects in which we only process developed gas on a fee basis, and projects that may later evolve into integrated projects that would encompass GTL activities. These activities are intended to allow us to provide short-term cash flow as we pursue long lead-time GTL projects.

We are focusing our short-term efforts on projects that we believe will generate cash flow in the near future. We also continue to pursue opportunities for developing revenue streams in the future. Our recent efforts have focused on the following:

1. We are currently focusing on projects that are intended to generate near-term cash-flow and projects that we believe have the best chance of proceeding in the relatively near future with the greatest return on investment potential;

2. We have undertaken efforts to reduce costs and monetize non-core assets through the reduction in the size of our workforce in 2002 and 2003, sale of real estate assets and implementation of more focused research and development strategies, although our longer-term survival will depend on our ability to obtain additional revenues or financing;

3. We believe that our use of air in the conversion process provides our technology with a competitive advantage compared to other technologies that use pure oxygen, by reducing the capital costs of plants and avoiding the safety risks associated with pure oxygen; and

4. We have a large, diverse inventory of projects at varying stages of development and in various geographical areas including Australia, Bolivia, Egypt, Nigeria, Qatar, the Russian Federation, the Commonwealth of Independent States and the United States.

We are incurring substantial operating and research and development costs with respect to developing and commercializing the Syntroleum Process and the Synfining Process, our proprietary process for refining synthetic liquid hydrocarbons produced by the Syntroleum Process, and do not anticipate recognizing any significant revenues from licensing our technology or from production from either a GTL fuel or specialty plant in the near future. As a result, we expect to continue to operate at a loss until sufficient revenues are recognized from licensing activities, or commercial operation of GTL plants or non-GTL projects we are developing.

During the past five years, we have focused on commercializing the Syntroleum Process by working with our licensees and others to develop GTL projects and our own gas monetization projects. We began business as GTG, Inc. on November 15, 1984. On April 25, 1994, GTG, Inc. changed its name to Syntroleum Corporation. On August 7, 1998, Syntroleum Corporation merged into SLH Corporation. SLH Corporation was the surviving entity in the merger and was renamed Syntroleum Corporation. Syntroleum Corporation was later re-incorporated in Delaware on June 17, 1999 through its merger into a Delaware corporation that was organized on April 23, 1999.

DOE Catoosa Plant and Contractual Arrangements with Marathon

On October 3, 2003, our plant located at the Port of Catoosa in Tulsa, Oklahoma, which we refer to as the “DOE Catoosa plant,” was mechanically completed and dedicated. This plant, which was built with funding from the U.S. Department of Energy, or “DOE,” and Marathon Oil Company, is a clean fuels demonstration facility currently designed to produce up to approximately 70 barrels per day, or “bpd,” of synthetic product. Startup of the plant and fuel deliveries commenced in the first quarter of 2004. The synthesis gas reformer and Fischer-Tropsch reactors at the facility have operated up to their design capacity, and the quality of the fuels produced by the plant exceeds all low sulfur fuel specifications. The final shipment of the finished fuels is expected to occur in the third quarter of 2004. The fuels from this facility are expected to be tested by other project participants in advanced power train and emission control technologies and in government vehicles. Once this project is complete, we expect to utilize the plant for further research and development and demonstrations for licensees or other customers. We also expect the plant to support the design, construction and development of operating procedures for a GTL plant proposed by Marathon and partners in Qatar.

We are in the process of making modifications to improve the operational efficiency of the plant. These modifications were initiated as a result of our engineering staff’s continuing efforts to observe and implement improvements to the plant. In addition, due to mechanical problems found during the startup phase of the plant, including repairs and replacement of components in some of the packaged subsystems from vendors, the fuels production phase of the plant to deliver fuels under our contract with the DOE has been extended approximately six months through July 2004. The expected cost to complete these modifications is approximately $3.9 million, of which approximately $2.4 million are for mechanical repairs and $1.5 million are for efficiency improvements. The extended fuels production phase to fulfill the DOE contract is expected to cost approximately $5.4 million. Together, these costs total approximately $9.3 million, of which approximately $6.4 million has already been spent and approximately $2.9 million remains to be spent. In addition, we expect to receive approximately $1.2 million from the DOE to apply toward these expenditures, leaving remaining cash requirements of approximately $1.7 million. We intend to fund these costs through cash on hand, collaborative or other arrangements with strategic partners (which may include sales of debt, convertible debt or equity), a portion of the proceeds from this offering or a combination of these sources.

On June 9, 2004, we and Marathon executed an agreement establishing the terms for a site license for Marathon’s project in Qatar. Execution of a definitive license agreement will be contingent on the signing of an agreement between Marathon, its project partners and Qatar Petroleum for a nominal 120,000 bpd GTL plant. Also on June 9, 2004, we and Marathon entered into an agreement amending the $21.3 million promissory note associated with the DOE Catoosa plant. The new agreement extends the maturity date for the note to June 30, 2005 and allows us to repay the note at any time prior to that date.

GTL Projects

The Syntroleum Process produces synthetic liquid hydrocarbons that are substantially free of contaminants normally found in conventional products made from crude oil. These synthetic liquid hydrocarbons can be further processed into higher margin products through conventional refining processes, including a proprietary process we developed called the Synfining Process. These products include:

•	Ultra-clean liquid fuels for use in internal combustion engines, jet/turbine engines and fuel cells; and

•	Specialty products, such as synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluids, and chemical feedstocks.

We believe the key advantages of our technology over traditional GTL technologies are (1) the use of air in the conversion process, which is inherently safer than the requirement for pure oxygen in other GTL technologies and (2) the use of our proprietary catalysts, which enhance the conversion efficiency of the catalytic reaction. We believe these advantages will reduce capital and operating costs of GTL plants based on the Syntroleum Process and permit smaller plant sizes, including mobile plants that could be mounted on barges and ocean-going vessels.

Based on demonstrated research, including the advancement of our technology from the laboratory to pilot plant and demonstration facilities, we believe the Syntroleum Process can be economically applied in GTL plants with throughput levels ranging from less than 10,000 to over 100,000 barrels per day. We believe the advantages afforded by the Syntroleum Process together with the large worldwide resource base of stranded natural gas and underutilized coal reserves provide significant market opportunities for the use of this technology by us and our licensees in the development of commercial GTL plants. These market opportunities include the application of our technology to natural gas reserves that are currently being flared, vented or re-injected due to the limited markets available or to coal reserves that are not currently being produced due to environmental concerns.

While we have not yet built a commercial-scale GTL plant based on the Syntroleum Process, we have demonstrated numerous elements and variations for all three of the major catalytic reactions that are part of the Syntroleum Process. These major catalytic reactions include the autothermal reforming of natural gas to Synthesis Gas, or Syngas, the Fischer-Tropsch synthesis to convert the Syngas into paraffin, and the hydro-treating/hydro-cracking of the paraffin to produce finished products. We have completed numerous tests and observations on each of these reactions in demonstration plant operations and laboratory tests, including operation of the Cherry Point Refinery demonstration facility in Blaine, Washington with ARCO for approximately one year, several years of operations at our Tulsa-based pilot plant under various operating conditions and preparation and testing of various concepts and designs in our laboratories. These reactions have produced synthetic liquid hydrocarbons in anticipated amounts.

We currently have a number of licensing agreements with oil companies plus the Commonwealth of Australia and have active projects under development with current licensees Ivanhoe Energy, Inc., Marathon Oil Company and Repsol YPF, S.A. For a further discussion of our licensing agreements, please read “Licensing Agreements” in Item 1 of Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2003. Additionally, we have strategic relationships with various companies in support of the Syntroleum Process, including AMEC Process and Energy Ltd. and Mustang Engineering, L.P., with which we have entered into agreements allowing access to our confidential engineering systems, technology and information.

Gas Monetization Projects

We are pursuing gas monetization projects with prospects for short-term cash flow. These gas monetization projects are intended to generate revenues to provide us with cash flow as we pursue long lead-time GTL projects. One of the gas monetization projects we are currently pursuing involves gas reserves located in the United States that do not currently meet pipeline specifications because of impurities in the produced gas. When these sub-quality gas reserves are located at smaller fields, they are typically not produced because they do not meet pipeline requirements and the use of typical gas separation technology has been considered uneconomic. We believe that these gas reserves can be economically produced through the use of various separation technologies that remove a sufficient amount of the inert elements in the gas to meet pipeline specifications at a cost that is economic. We are locating fields with identified reserves of sub-quality gas and are seeking to acquire interests in these fields with minimal capital expenditures through the assistance of geologists, land personnel and petroleum engineers with whom we have entered into consulting agreements, as well as our own staff. We are also seeking opportunities to develop gas processing plants to upgrade the quality of the gas, as well as related production and gathering facilities, through similar consulting arrangements. We expect to acquire the gas processing plants from various third-party suppliers, although we do not currently have a supply agreement. Depending upon the demand for sub-quality gas plants, we may seek debt or equity financing in the capital markets to enable us to pursue these opportunities.

Miscellaneous

Our principal executive offices are located at 4322 South 49th West Avenue, Tulsa, Oklahoma 74107, and our telephone number at that location is (918) 592-7900.

Risk Factors

You should carefully consider the risks described below, in addition to the other information in this prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are all of the material risks facing our company.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment in us.

Risks Relating to Our Technology

We might not successfully commercialize our technology, and commercial-scale GTL plants based on the Syntroleum Process may never be successfully constructed or operated.

We do not have significant experience managing the financing, design, construction or operation of commercial-scale GTL plants, and we may not be successful in doing so. No commercial-scale GTL plant based on the Syntroleum Process has been constructed to date. A commercial-scale GTL plant based on the Syntroleum Process may never be successfully built either by us or by our licensees. Success depends on our ability and the ability of our licensees to economically design, construct and operate commercial-scale GTL plants based on the Syntroleum Process. Successful commercial construction and operation of a GTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control.

Commercial-scale GTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory and pilot plant basis.

A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory and pilot plant basis. Results that could cause commercial-scale GTL plants to be unsuccessful include:

•	lower reaction activity than that demonstrated in laboratory and pilot plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs;

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, and increase operating costs;

•	excessive production of gaseous light hydrocarbons from the Fisher-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and would lower revenues and margins from plant operations;

•	inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs; and

•	higher than anticipated capital and operating costs to design, construct and operate a GTL plant.

In addition, these plants could experience mechanical difficulties related or unrelated to elements of the Syntroleum Process.

Many of our competitors have significantly more resources than we do, and GTL technologies developed by competitors could become more commercially successful than ours or render our technology obsolete.

Development of GTL technology is highly competitive, and other GTL technologies could become more commercially successful than ours. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL technologies, including BP, Conoco, Exxon, Sasol (including its participation in a joint venture with Chevron) and Shell. Each of these companies has significantly more financial and other resources than we do to spend for research and development of their technologies and for funding construction and operation of commercial-scale GTL plants. In addition to using their own GTL technologies in competition with us, these competitors could also offer to license their technology to others. Additionally, several small companies have developed and are continuing to develop competing GTL technologies. The DOE has also sponsored a number of research programs relating to GTL technology that could potentially lower the cost of competitive processes.

As our competitors continue to develop GTL technologies, one or more of our current technologies could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our ability to protect our intellectual property rights involves complexities and uncertainties and commercialization of the Syntroleum Process could give rise to claims that our technology infringes upon the rights of others.

Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Additional patents may not be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and varies significantly from country to country. We, our licensors or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our GTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or proprietary rights of others. We may not become aware of patents or rights that may have applicability in the GTL industry until after we have made a substantial investment in the development and commercialization of those technologies. Third parties may claim that we have infringed upon past, present or future GTL technologies. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our co-venturers, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, such as the major energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources than we do to spend on litigation.

We could have potential indemnification liabilities to licensees relating to the operation of GTL plants based on the Syntroleum Process or intellectual property disputes.

Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if GTL plants based on the Syntroleum

Process were to fail to operate as designed. Our license agreements require us to indemnify the licensee, subject to a cap of 50% of the license fees we receive, against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Syntroleum Process;

•	acts or omissions by us in connection with our preparation of process design packages for plants; and

•	performance guarantees that we may provide.

Industry rejection of our technology would make the construction of GTL plants based on the Syntroleum Process more difficult or impossible and would adversely affect our ability to receive future license fees.

Demand and industry acceptance for our GTL technology are subject to uncertainty. Failure by the industry to accept our technology would make construction of our GTL plants more difficult or impossible, adversely affecting our ability to receive future license fees and generate other revenue. If a high profile industry participant were to adopt the Syntroleum Process and fail to achieve success, or if any commercial GTL plant based on the Syntroleum Process were to fail to achieve success, other industry participants’ perception of the Syntroleum Process could be adversely affected. In addition, some oil companies may be motivated to seek to prevent industry acceptance of GTL technology based on their belief that widespread adoption of GTL technology might negatively impact their competitive position.

If ongoing work to enhance project economics and improvements to the Syntroleum Process is not commercially viable, the design and construction of lower-cost GTL plants based on the Syntroleum Process could be delayed or prevented.

If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL plants that could be built by us and our co-venturers and by our licensees could be significantly limited. A number of improvements to the Syntroleum Process are in various early stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis.

Risks Relating to Our Business

We will need to obtain funds from additional financings or other sources for our business activities. If we do not receive these funds, we would need to reduce, delay or eliminate some of our expenditures.

Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside of our control. If adequate funds are not available, we would be required to delay or eliminate expenditures for these projects and may be required to reduce, delay or eliminate expenditures for research and development and other activities or seek to enter into a business combination transaction with or sell assets to another company. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves.

We have expended and will continue to expend substantial funds to continue research and development of our technologies, to market the Syntroleum Process and to design and construct GTL plants. We intend to finance GTL plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we intend to obtain additional funds through collaborative or other arrangements with co-venturers and debt and equity financing in the capital markets. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval, and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

We may not receive revenues from license fees, catalyst sales or sales of specialty products from GTL plants in which we own an interest. Even if we do receive these revenues, they may not be sufficient for capital expenditures or operations, or may not be received within expected time frames. If we are unable to generate funds from operations, our need to obtain funds through financing activities or asset monetization will be increased.

Construction of GTL plants based on the Syntroleum Process will be subject to risks of delay and cost overruns.

The construction of GTL plants based on the Syntroleum Process will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals.

For example, we have incurred higher than anticipated costs in connection with our DOE Catoosa plant. See “Syntroleum Corporation—DOE Catoosa Plant and Contractual Arrangements with Marathon.”

We have incurred losses and anticipate continued losses.

As of March 31, 2004, we had an accumulated deficit of $205 million. We have not yet achieved profitability and we expect to continue incurring net losses until we recognize sufficient revenues from licensing activities, GTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks we must, among other things, continue to attract investment capital, respond to competitive factors, continue to attract, retain and motivate qualified personnel and commercialize and continue to upgrade our GTL technologies. We may not be successful in addressing these risks, and we may not achieve or sustain profitability.

Our anticipated expense levels are based in part on our expectations as to future operating activities and not on historical financial data. We plan to continue funding research and development and project development activities. Capital expenditures will depend on progress we make in developing various projects on which we are currently working. Increased revenues or cash flows may not result from these expenses.

If prices for crude oil, natural gas and other commodities are unfavorable, GTL plants based on the Syntroleum Process and our sub-quality gas monetization projects may not be economical.

Because the synthetic crude oil, liquid fuels and specialty products that Syntroleum Process-based GTL plants are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas will be used as the feedstock for these GTL plants, an increase in natural gas prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Declines in natural gas prices may materially adversely affect our sub-quality gas monetization project. Prices for natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas, market uncertainty and a variety of additional factors that are beyond our control. Factors that could cause changes in the prices and availability of oil, natural gas and refined products include:

•	level of consumer product demand;

•	weather conditions;

•	domestic and foreign government regulation;

•	actions of the Organization of Petroleum Exporting Countries;

•	political conditions in oil and natural gas producing countries;

•	supply of foreign crude oil and natural gas;

•	location of GTL plants relative to natural gas reserves and pipelines;

•	capacities of pipelines;

•	fluctuations in seasonal demand; and

•	price and availability of alternative fuels and overall economic conditions.

We cannot predict the future markets and prices for oil, natural gas, or other materials used in the Syntroleum Process or refined products.

Our belief that the Syntroleum Process can be cost effective for GTL plants with capacities ranging from less than 10,000 to over 100,000 barrels per day assumes prevailing oil prices in the range of at least $15 to $20 per barrel. In addition, the success of our sub-quality gas monetization project will be substantially dependent upon prevailing prices of natural gas. However, the markets for oil and natural gas have historically been volatile and are likely to continue to be volatile in the future. Although world crude oil prices have been approximately $40 per barrel in July 2004, crude oil prices fell for a period of time during 1998 to historically low levels below $10 per barrel and could return to such low levels in the future.

Adverse operating conditions could prevent GTL plants based on the Syntroleum Process from operating economically.

The economic application of GTL technology depends on favorable plant operating conditions. Among operating conditions that impact plant economics are the site location, infrastructure, weather conditions, size of equipment, quality of the natural gas feedstock, type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant were located in an area that requires construction of substantial infrastructure, plant economics would be adversely affected. Additionally, plants that are not designed to produce specialty products or other high margin products, and plants that are not used to convert natural gas that is associated with oil reserves, will be more dependent on favorable natural gas and oil prices than plants designed for those uses.

GTL plants will depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

Construction and operation of GTL plants will depend on availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. Cryogenic conversion of natural gas to liquefied natural gas may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where GTL plants are built, and this may affect operating margins of these plants as other markets compete for available natural gas.

Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL plant based on the Syntroleum Process or to pursue alternative GTL technologies.

Our licensees will determine whether we issue any plant site licenses to them and, as a result, whether we receive any additional license fees under our license agreements. To date, no licensee of the Syntroleum Process has exercised its right to obtain a site license. Under most circumstances, a licensee will need to undertake substantial activities and investments before we issue any plant site licenses and receive license fees. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant’s products and obtaining financing for construction of the plant. A licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL plants will depend on a variety of factors outside our control, including the prevailing view of price outlook for crude oil, natural gas and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause, upon 90 days notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL technologies on their own or in collaboration with others, including our competitors.

Our success depends on the performance of our executive officers, the loss of whom would disrupt our business operations.

We depend to a large extent on the performance of our executive officers, including Kenneth L. Agee, our founder, Chief Executive Officer and Chairman of the Board and inventor with respect to many of our patents and patent applications, and John B. Holmes, Jr., our President and Chief Operating Officer. Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained and the timing of implementation may be impacted if we are unable to attract and retain sufficient personnel. At June 30, 2004, we had 100 full-time employees. Except for a $500,000 life insurance policy that we hold on the life of Kenneth L. Agee, we do not maintain “key person” life insurance policies on any of our employees.

We depend on strategic relationships with manufacturing and engineering companies. If these companies fail to provide necessary components or services, this could negatively impact our business.

We intend to, and believe our licensees will, utilize third-party component manufacturers in the design and construction of GTL plants based on the Syntroleum Process and in connection with our sub-quality gas monetization project. If any third-party manufacturer is unable to acquire raw materials, provide components of GTL plants based on the Syntroleum Process or provide gas processing plants in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays or construction or development plans could be canceled while alternative suppliers or manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture gas processing plants and components for GTL plants based on the Syntroleum Process. We have conducted development activities with third parties for our proprietary catalysts and turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies. We do not have a binding supply agreement with the third-party manufacturers we expect to provide gas processing plants, and we may not be able to obtain that agreement on terms that are acceptable to us.

We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays or construction plans could be canceled while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have limited experience in providing engineering services and have a limited engineering staff. Consequently, we will depend on third parties to provide necessary engineering services, and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL plants based on the Syntroleum Process.

Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include:

•	timing of any construction by us or our licensees of GTL plants;

•	demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees;

•	oil and gas prices;

•	timing and amount of research and development expenditures;

•	demand for synthetic fuels and specialty products;

•	introduction or enhancement of GTL technologies by us and our competitors;

•	market acceptance of new technologies; and

•	general economic conditions.

As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL plants.

If we violate any of the laws and regulations relating to the protection of the environment, we may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, as well as with any requisite environmental or construction permits, may increase the costs of designing, constructing and operating our GTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our previously owned real estate.

Terrorist threats and U.S. military actions could result in a material adverse effect on our business.

Subsequent to the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon, the United States commenced military actions in response to these attacks. On March 19, 2003, the United States and a coalition of other countries initiated military action in Iraq for the stated purpose of removing that country’s government and destroying its ability to produce weapons of mass destruction. Further acts of terrorism in the

United States or elsewhere could occur. In addition, recent world political events have resulted in increasing military tension involving North Korea. These developments and similar future events may cause instability in the world’s financial and insurance markets and could significantly increase political and economic instability in the geographic areas in which we may wish to operate. These developments could also lead to increased volatility in prices for crude oil and natural gas. In addition, these developments could adversely affect our ability to access capital and to successfully implement projects currently under development.

Following the terrorist attacks on September 11, 2001, insurance underwriters increased insurance premiums charged for many coverages and issued general notices of cancellations to their customers for war risk, terrorism and political risk insurance with respect of a variety of insurance coverages. Insurance premiums could be increased further or coverages may be unavailable in the future.

United States government regulations effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we may wish to operate in the future. These developments could subject our operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

Sufficient markets for the synthetic products of the Syntroleum Process or products that utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including:

•	cost competitiveness of the synthetic products of the Syntroleum Process;

•	consumer reluctance to try a new product;

•	environmental, safety and regulatory requirements; and

•	emergence of more competitive products.

In addition, a new market may fail to develop for products that utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market and we do not know if distributors will want to sell them or if end-users will want to use them.

If sufficient markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

The energy industry is highly competitive, and competitors could seek to use the third-party processing technologies that we intend to use.

The oil and gas exploration and production industry is highly competitive. Most of the companies in this industry have significantly more financial and other resources than we do. Because we do not have an exclusive agreement with the third-party manufacturing companies regarding our use of their processing technologies and provision of gas processing plants in connection with our sub-quality gas monetization project, our competitors could seek to use the third-party processing technologies that we intend to use. In addition, our competitors could seek to use processing technologies they have developed or other third-party processing technologies. There is generally no prohibition against a third-party manufacturing company competing directly with us or providing the third-party processing technology directly to owners of gas reserves. If our sub-quality gas monetization project is successful, competition with us in this business may intensify, and we may not be able to maintain any advantage gained from our experience in this project.

We may not be successful in acquiring interests in properties with sub-quality gas reserves.

The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments, even when performed by experienced personnel, are necessarily inexact and uncertain. Our review of subject properties will not reveal all existing or potential problems, deficiencies and capabilities. We may not always perform inspections on every well, and may not be able to observe structural and environmental problems even when we undertake an inspection. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of these problems. Because we do not have a database of acquired properties and other resources used in acquiring interests in oil and gas properties, we may not be as well positioned as many of our competitors to successfully acquire interests in properties with sub-quality gas reserves. Our failure to acquire interests in properties with sub-quality gas reserves on acceptable terms would have an adverse effect on this project.

Risks Related to the Offering

The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

As of June 30, 2004, our directors and officers beneficially owned approximately 31% of the outstanding shares of our common stock. As a result, our directors and officers, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

Our stock price may continue to be volatile and could decline following this offering.

Historically, the market price of our common stock has been very volatile. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including the following:

•	publicity regarding actual or potential results with respect to development of the Syntroleum Process and design;

•	construction and commercial operation of plants using our process;

•	announcements of technological innovations by others with competing GTL processes;

•	developments concerning intellectual property rights, including claims of infringement;

•	annual and quarterly variances in operating results;

•	changes in energy prices;

•	competition;

•	changes in financial estimates by securities analysts;

•	any differences in actual results and results expected by investors and analysts;

•	investor perception of our favorable or unfavorable prospects and;

•	other events or factors.

In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. We are required to maintain standards for listing of our common stock on the National Market System of the Nasdaq Stock Market, and we cannot assure you that we will be able to do so. There is no guarantee that an active public market for our common stock will be sustained.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it difficult for a third party to acquire our company without the consent of our board of directors. The provisions of our certificate of incorporation and bylaws include a classified board of directors with staggered terms, supermajority voting requirements for business combinations with owners of 10% or more of our common stock and restrictions on the ability of stockholders to take action by written consent. In addition, our board of directors has adopted a stockholder rights plan, and is authorized to set the terms of our preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and could depress the value of our common stock.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock in the public market following this offering, or the perception by the market that those sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. These sales could include sales of shares of our common stock by our directors and officers, who beneficially owned approximately 31% of the outstanding shares of our common stock as of June 30, 2004. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

Forward-Looking Statements

This prospectus includes forward-looking statements as well as historical facts. These forward-looking statements include statements relating to the Syntroleum Process and related technologies including Synfining, GTL plants based on the Syntroleum Process, anticipated costs to design, construct and operate these plants, the timing of commencement and completion of the design and construction of these plants, obtaining required financing for these plants and our other activities, the economic construction and operation of GTL plants, the value and markets for plant products, testing, certification, characteristics and use of plant products, the continued development of the Syntroleum Process (alone or with co-venturers), our sub-quality gas monetization project and the economic production of gas reserves, anticipated capital expenditures, anticipated expense reductions, anticipated cash outflows, anticipated expenses, use of proceeds from our equity offerings, anticipated revenues, availability of catalyst materials, and any other statements regarding future growth, cash needs, capital availability, operations, business plans and financial results. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these kinds of statements involve risks and uncertainties. Actual results may not be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are described under “Risk Factors” beginning on page 4 of this prospectus.

Use of Proceeds

We will not receive any proceeds from sales of common stock and warrants by the selling holders.

Selling Holders

This prospectus covers the offer and sale by the selling holders listed in the following table of up to 2,220,000 warrants, each exercisable for one share of common stock, and 3,645,000 shares of common stock (including up to 1,000,000 shares issuable upon exercise of the warrants issued to Michael Zilkha and the Selim K. Zilkha Trust (the “Zilkha warrants”), 1,170,000 shares issuable upon exercise of the warrants issued to Ziad Ghandour (the “Ghandour warrants”), 50,000 shares issuable upon exercise of the warrants issued to Sovereign Oil & Gas Company II, LLC (the “Sovereign warrants”) and 25,000 shares issuable upon exercise of options to purchase shares of common stock granted to James R. Seward). We originally granted 25,000 options in December 20, 2002 as compensation for services as a director, issued 1,000,000 shares and 1,000,000 warrants for $3.0 million on February 7, 2003, issued 400,000 shares for $1.8 million on October 15, 2003 as compensation for consulting services, issued 1,170,000 warrants as compensation for consulting services on February 2, 2004, and issued 50,000 warrants as compensation for consulting services on April 26, 2004. The selling holders listed below consist of the purchasers or recipients of the shares, warrants and options in those private placements. We recognized $636,225 during the second quarter of 2004 as compensation expense with respect to the 170,000 Ghandour warrants that have vested. We recognized $164,985 during the second quarter of 2004 as compensation expense with respect to the Sovereign warrants.

The following table sets forth certain information known to us regarding beneficial ownership of common stock by the selling holders as of June 30, 2004, and the shares of common stock (including the sale of the shares of common stock for which the warrants and options are exercisable) and warrants offered by this prospectus. The shares that may be obtained upon exercise of the warrants or the options are reflected in the amounts set forth under the heading “Shares Offered—Shares Underlying Warrants/Options.” Shares set forth under the headings “Shares Beneficially Owned Before Offering” and “Shares Beneficially Owned After Offering” include shares underlying warrants or options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

Selling Holder	Shares Beneficially Owned Before Offering			Warrants Beneficially Owned Before Offering	Shares Offered		Warrants Offered	Shares Beneficially Owned After Offering
	Shares		% of Total Outstanding Shares		Outstanding Shares	Shares Underlying Warrants/ Options		Shares	% of Total Outstanding Shares
Michael Zilkha	1,689,634	(1)	3.7	666,667	666,667	666,667	666,667	356,300	0.8
Selim K. Zilkha Trust	1,022,966	(2)	2.2	333,333	333,333	333,333	333,333	356,300	0.8
Ziad Ghandour	573,429	(3)	1.3	1,170,000	400,000	1,170,000	1,170,000	3,429	0.0
Sovereign Oil & Gas Company II, LLC	50,000	(4)	0.1	50,000	—	50,000	50,000	0	0.0
James R. Seward	363,697	(5)	0.8	—	—	25,000	—	338,697	0.1

(1)	Includes 666,667 shares underlying warrants purchased in a private placement.
(2)	Includes 333,333 shares underlying warrants purchased in a private placement.
(3)	Includes 170,000 shares underlying warrants issued as compensation for consulting services and 3,429 shares underlying options granted upon election to our board of directors.
(4)	Includes 50,000 shares underlying warrants issued as compensation for consulting services.
(5)	Includes 30,341 shares underlying options granted as compensation for service on our board of directors.

The selling holders listed above, or persons who obtain common stock, warrants or options from selling holders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction (who also are selling holders under this prospectus), may sell up to all of the shares of the common stock shown above under the heading “Shares Offered” and, to the extent the warrants have not yet been exercised, up to all of the warrants relating to 2,220,000 of those shares shown above under the heading “Warrants Offered” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling holders are not obligated to sell any of the shares of common stock or warrants offered by this prospectus.

Mr. Ghandour is one of our directors and provides consulting services to us pursuant to a consulting agreement we entered into with him in October 2003, which was amended and restated in February 2004. As compensation for his consulting services, the agreement provides that Mr. Ghandour is to receive 1,170,000 warrants. The agreement also entitles Mr. Ghandour to the reimbursement of his expenses. Warrants to purchase 170,000 shares at an exercise price of $5.00 per share are exercisable from the date of stockholder approval, which was received on April 26, 2004. Warrants to purchase 500,000 shares at an exercise price of $5.25 per share are exercisable upon the later of October 1, 2004 and the execution of an agreement with Repsol YPF, S.A., Saudi Aramco or another company approved by us with terms that we and Mr. Ghandour mutually agree will result in the exercisability of the warrants. Warrants to purchase 500,000 shares at an exercise price of $4.50 per share will become exercisable upon the execution of an agreement with Dragados Industrial S.A. or another company approved by us with terms that we and Mr. Ghandour mutually agree will result in the exercisability of the warrants. All warrants will expire on November 4, 2007.

On December 20, 2002, subject to stockholder approval, we granted options to purchase 25,000 shares of our common stock to Mr. James R. Seward, one of our directors. The board determined to make this grant to provide additional compensation to Mr. Seward for his services as a director, including an increased time commitment, during the period following the resignation in June 2002 of Mr. Mark Agee, our former President and Chief Operating Officer, and the appointment in October 2002 of Mr. John B. Holmes, Jr. as our President and Chief Operating Officer. The options have an exercise price of $1.40. The rights to exercise the options and purchase shares vest on the first anniversary of the grant and remain exercisable until the tenth anniversary of the grant unless Mr. Seward ceases to be a director.

In March 2004, we entered into a joint development agreement with Sovereign Oil & Gas Company II, LLC (“Sovereign”), a consulting firm that we have retained to assist us in acquiring stranded natural gas fields worldwide utilizing the Syntroleum Process as feedstock for our barge-mounted GTL plant. As compensation for Sovereign’s consulting services, the agreement provides that Sovereign is to receive up to 2,000,000 warrants. The agreement also requires us to pay Sovereign’s fixed general and administrative costs and other business expenses for each contract year of the agreement. Under the agreement, we agreed to issue warrants to purchase 50,000 shares of our common stock at an exercise price of $6.40 upon stockholder approval of the agreement. These warrants are exercisable for five years beginning on the date of stockholder approval, which was received on April 26, 2004. In addition, under the agreement we are required to issue warrants to purchase 25,000 shares upon our acquisition of an interest in a property proposed by Sovereign, the acquisition from us by another company of such property or the execution of an agreement by us and another company regarding joint participation in the project involving such a property, exercisable five years from the acquisition or agreement date. If we and Sovereign do not receive a cash bonus or overriding royalty interest in connection with the acquisition from us by another company of such property or the execution of an agreement by us and another company regarding our joint participation in the project involving such a property, we will issue an additional 25,000 warrants exercisable for five years from the acquisition or agreement date plus an additional 50,000 warrants exercisable for five years from the date of first production of hydrocarbons from the property. We are required under the agreement to issue warrants to purchase 12,500 shares upon our acquisition of an interest in a property proposed by us and accepted by Sovereign or for which we initiated negotiations, the acquisition from us by another company of such property or the execution of an agreement by us and another company regarding participation in the project involving such a property, exercisable for five years from the acquisition or agreement date. Warrants issued in connection with properties acquired or third-party participation achieved between March 1, 2004 and March 1, 2005 will have an exercise price of $6.40. Warrants issued in connection with properties acquired or third-party participation achieved after March 1, 2005 will have exercise prices per share to be determined based on the price for our common stock on March 1 of the contract year stated in the agreement during which the project commences. No more than 2,000,000 shares of our common stock are issuable upon exercise of the warrants issued pursuant to the agreement.

Plan of Distribution

The selling holders may offer and sell the shares of common stock (including shares they acquired through the exercise of the warrants and the options) offered by this prospectus and, to the extent the following transactions are available for the sale of warrants, the warrants offered by this prospectus, from time to time in one or more of the following transactions:

•	through the Nasdaq National Market or any other securities exchange that quotes the common stock,

•	in the over-the-counter market,

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions),

•	in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales,

•	by pledge to secure debts and other obligations or on foreclosure of a pledge,

•	through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock, or

•	in a combination of any of the above transactions.

The selling holders may sell their shares or warrants at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.

The selling holders may use broker-dealers to sell their shares or warrants or may sell their shares or warrants to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling holders, or they will receive commissions from purchasers of shares or warrants for whom they acted as agents, or both. If a broker-dealer purchases shares or warrants as a principal, it may resell the shares or warrants for its own account under this prospectus.

We have informed the selling holders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock and warrants.

The selling holders and any agent, broker or dealer that participates in sales of common stock or warrants offered by this prospectus may be deemed “underwriters” under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify selling holders against certain liabilities arising under the Securities Act of 1933 from sales of common stock or warrants. Selling holders may agree to indemnify any agent, broker or dealer that participates in sales of common stock or warrants against liabilities arising under the Securities Act of 1933 from sales of common stock or warrants.

Instead of selling common stock or warrants under this prospectus, selling holders may sell common stock and warrants in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

The term “selling holders” also includes persons who obtain common stock or warrants from selling holders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction.

Description of Capital Stock

The total number of shares of all classes of stock that we have authority to issue is 155,000,000, consisting of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. We had 45,710,670 shares of common stock outstanding as of June 30, 2004, excluding (i) 5,094,024 shares reserved for issuance under our stock option plans, of which options to purchase 3,422,803 shares at an average option price of $6.53 and unvested restricted stock units totaling 260,480 shares have been issued, (ii) 4,711,598 shares issuable at a weighted average exercise price of $4.98 per share upon exercise of other outstanding warrants and options and (iii) up to approximately 3,901,325 shares issuable at a minimum conversion price of $6.00 per share upon conversion of outstanding indebtedness, in each case as of June 30, 2004. We have authorized and reserved for issuance 250,000 shares of junior participating preferred stock in connection with preferred stock purchase rights described below.

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation and our bylaws relating to our capital stock. You should read our certificate of incorporation and bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information.”

Common Stock

The holders of common stock are entitled to one vote per share on all matters voted on by our stockholders, including the election of directors, except as may, in the future, be provided in any resolutions adopted by our board of directors with respect to any series of preferred stock. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power of our stockholders. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to those dividends as may be declared from time to time by our board of directors from funds available for dividends and, upon liquidation, are entitled to receive pro rata all of our assets available for distribution to our stockholders.

Preferred Stock

Our board of directors is authorized to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the powers, designation, preferences and rights of each series and the qualifications, limitations or restrictions of each series, including:

•	the designation of the series,

•	the number of shares of the series, which number the board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding,

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate and the preferences, if any, of the series,

•	the dates on which dividends, if any, will be payable,

•	the redemption rights and price or prices, if any, for shares of the series,

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

•	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

•

whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of that class or series or that other security, the conversion or exchange price or prices or rate or rates, any adjustments to those prices or rates, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions of the conversion or exchange,

•	restrictions on the issuance of shares of the same series, or of any other class or series, and

•	the voting rights, if any, of the holders of shares of any series.

The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board of directors may determine not to seek stockholder approval.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue shares based on its judgment as to our best interests and the best interests of our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt, including a tender offer or other transaction that some, or a majority of, our stockholders might believe to be in their best interests or that might result in stockholders receiving a premium for their stock over the then current market price of the stock.

Preferred Stock Purchase Rights

One preferred share purchase right is currently associated with each outstanding share of our common stock. Each of these rights entitles the registered holder to purchase from us one six-hundredth of a share of our junior preferred stock, par value $.01 per share, at a purchase price of $125.00 per one one-hundredth of a share, subject to adjustment.

The rights will have anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by the board of directors, including by means of a tender offer at a premium to the market price. The rights should not interfere with any merger or business combination approved by the board of directors because the rights may be redeemed by us at the redemption price prior to the time that a person has become an acquiring person.

The following summary of the material terms of the rights is qualified in its entirety by reference to the Amended and Restated Rights Agreement and all amendments thereto, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Evidence and Transferability of Rights. The rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

•	10 days following a public announcement made by us or an “acquiring person” that a person or group of affiliated or associated persons has become an “acquiring person,” which occurs when that person or group has acquired beneficial ownership of 25% or more of the then outstanding shares of common stock, or

•	10 business days, or a later date established by our board of directors before the time any person or group becomes an acquiring person, following the commencement of, or the first public announcement of an intention of any person or group to make, a tender offer or exchange offer that, if completed, would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of common stock.

The date that the rights are no longer evidenced by the certificates representing shares of common stock is referred to as the “rights distribution date.” Neither Kenneth L. Agee nor Mark A. Agee nor members of their immediate families, nor any of their affiliates or associates, individually or collectively, will be deemed an acquiring person. Neither Robert A. Day nor members of his immediate family, nor any of their affiliates or associates, individually or collectively, will be deemed an acquiring person unless Mr. Day or any member of his immediate family, together with all affiliates and associates of such person, is the beneficial owner of 35% or more of the then outstanding shares of common stock.

Until the rights distribution date or the earlier redemption or expiration of the rights:

•	the rights will be transferred with and only with the shares of common stock,

•	certificates representing shares of common stock will contain a notation incorporating the terms of the rights by reference, and

•	the surrender for transfer of any certificates representing shares of common stock will also constitute the transfer of the rights associated with the shares of common stock represented by that certificate.

As soon as practicable following the rights distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of common stock as of the close of business on the rights distribution date and those separate rights certificates alone will evidence the rights.

Exercisability of Rights. The rights are not exercisable until the rights distribution date. The rights will expire on January 31, 2007, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

If any person becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person, which will be void, will after the date that any person became an acquiring person have the right to receive upon exercise of those rights at the then current exercise price that number of shares of common stock having a market value of two times the exercise price of the right. If, at any time on or after the date that any person has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will after the date of that transaction have the right to receive, upon the exercise of those rights at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the right.

The purchase price payable, and the number of shares of junior preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of junior preferred stock,

•	upon the grant to holders of the shares of junior preferred stock of specified rights, options or warrants to subscribe for or purchase shares of junior preferred stock at a price, or securities convertible into shares of junior preferred stock with a conversion price less than the then current market price of the shares of junior preferred stock, or

•	upon the distribution to holders of the shares of junior preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of junior preferred stock or of subscription rights or warrants other than those referred to above.

The number of outstanding rights and the number of shares of junior preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the rights distribution date.

With specified exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of junior preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of junior preferred stock, which may, at our election, be evidenced by depositary receipts. In lieu of those fractional shares, an adjustment in cash will be made based on the market price of the shares of junior preferred stock on the last trading day prior to the date of exercise.

Until a right is exercised, the holder of a right will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

Terms of Junior Preferred Stock. Shares of junior preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 600 times the dividend declared per share of common stock. In the event of liquidation, the holders of the junior preferred stock will be entitled to a minimum preferential liquidation payment of $600 per share but will be entitled to an aggregate payment equal to 600 times the payment made per share of common stock. Each share of junior preferred stock will have 600 votes, together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of junior preferred stock will be entitled to receive an amount equal to 600 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the junior preferred stock, the value of the one six-hundredth interest in a share of junior preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Exchange or Redemption. At any time after any person becomes an acquiring person and before the acquisition by that person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock, or in the event there are not sufficient shares of common stock authorized to be issued, one six-hundredth of a share of junior preferred stock, per right, subject to adjustment. This exchange will not apply to rights owned by the acquiring person which will have become void.

At any time before any person becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right.

The redemption of the rights may be made effective at any time, on any basis and with any conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the rights will terminate and holders of rights will only receive the redemption price.

Amendment. The terms of the rights may be amended by the board of directors without the consent of the holders of the rights, including an amendment to:

•	lower the threshold at which a person becomes an acquiring person, and

•	lower the percentage of common stock proposed to be acquired in a tender or exchange offer that would cause the rights distribution date to occur to not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that, from and after the time that any person or group of affiliated or associated persons becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights.

Restrictions on Business Combinations

Our charter provides that “business combinations” involving an “interested stockholder” must be approved by the holders of at least 66 2/3% of the voting power of the shares not owned by the interested stockholder, unless the business combination is either approved by “continuing directors” or meets specified requirements regarding price and procedure.

“Continuing directors” is generally defined in our charter as follows:

•	directors who are unaffiliated with the interested stockholder and joined the board before the party to the transaction became an interested stockholder, or

•	directors who are unaffiliated with the interested stockholder and are elected to fill a vacancy and whose election is recommended by a majority of continuing directors then on the board.

Our charter also provides that the initial directors named in our charter who are unaffiliated with the interested stockholder are “continuing directors.”

A “business combination” is generally defined in our charter as follows.

•	any merger or consolidation of our company or one of our subsidiaries with any interested stockholder,

•	any disposition, in one transaction or a series of transactions, to or with any interested stockholder of any assets of our company having an aggregate fair market value of $10,000,000 or more,

•	the issuance or transfer by us or any of our subsidiaries of any securities of our company or any of our subsidiaries to any interested stockholder, in exchange for property having an aggregate fair market value of $10,000,000 or more,

•	the adoption of any plan or proposal for our liquidation or dissolution of our company proposed by or on behalf of an interested stockholder, or

•	any reclassification of securities, or recapitalization of our company, or any merger or consolidation of our company with any of our subsidiaries or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of our company or any of our subsidiaries that are directly or indirectly owned by any interested stockholder.

An “interested stockholder” is generally defined in our charter as any person who or which:

•	itself, or along with its affiliates, is the beneficial owner, directly or indirectly, of more than 10% of our then outstanding voting stock,

•	is one of our affiliates and at any time within the two-year period immediately before the date in question was itself, or along with its affiliates, the beneficial owner, directly or indirectly, of 10% or more of our then outstanding voting stock, or

•	is an assignee of or has otherwise succeeded to any of our voting stock that was at any time within the two-year period immediately before the date in question beneficially owned by an interested stockholder, if that assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

The provisions in our charter restricting business combinations with interested stockholders also generally apply to an interested stockholder’s affiliates.

To satisfy the price and procedure requirements of these provisions, the following criteria must be satisfied:

•	the total amount of the cash and the fair market value of consideration other than cash to be received per share by holders of our capital stock is at least equal to the highest of

(1) the highest price per share paid by the interested stockholder in transactions during the two-year period before the announcement of the transaction or in the transaction in which it became an interested stockholder,

(2) the fair market value of the stock on the date of announcement of the transaction or the date of the transaction in which it became an interested stockholder, whichever is higher,

(3) the amount determined under clause (2) above multiplied by the ratio of (A) the highest price per share paid by the interested stockholder for any shares during the two-year period before the date of announcement of the transaction to (B) the fair market value of the stock on the first day in that two-year period on which the interested stockholder acquired any shares of stock, and

(4) in the case of preferred stock, the highest preferential amount per share to which stockholders are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company,

•	generally, the consideration to be received by holders of a particular class of outstanding voting stock is in cash or in the same form as the interested stockholder has previously paid for shares of that class of voting stock,

•	after the interested stockholder has become an interested stockholder and before the completion of the business combination, specified actions or omissions have not occurred with respect to dividends and the interested stockholder has not become the beneficial owner of any additional voting stock except as part of the transaction that results in the interested stockholder becoming an interested stockholder,

•	after the interested stockholder has become an interested stockholder, the interested stockholder has not received, except proportionately as a shareholder, any financial assistance or tax advantages provided by the corporation, whether in anticipation of or in connection with the business combination or otherwise, and

•	a proxy or information statement describing the proposed business combination and complying with the requirements of the Securities Exchange Act of 1934 is mailed to stockholders at least 30 days before the completion of the business combination.

Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, a corporation may not engage in a broad range of business combinations with any “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are both officers and directors of the corporation and shares held by specified employee stock ownership plans, or

•	on or after that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, an “interested stockholder” is defined for purposes of Section 203 to include any person that is

•	the owner of 15% or more of the outstanding voting stock of the corporation, or

•	an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Section 203 permits a corporation to opt out of these provisions, although we have not done so.

Amendments to Charter

Amendments of our charter generally require the approval of the holders of a majority of the outstanding stock entitled to vote on the amendment, and if the amendment would increase or decrease the number of authorized shares of any class or series or the par value of shares of that class or series or would adversely affect the rights, powers or preferences of that class or series, a majority of the outstanding stock of that class or series also would be required to approve the amendment. However, the approval of the board of directors and the affirmative vote of 80% of the stock entitled to vote in the election of directors is required for the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding:

•	powers of the board of directors with respect to the bylaws and our accounts and books, and

•	the number, election and classification of our directors.

In addition, the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding votes required for business combinations with interested stockholders described above requires the approval of our board of directors and the affirmative vote of 66 2/3% of the stock entitled to vote in the election of directors and not owned directly or indirectly by interested stockholders or their affiliates.

Amendments to Bylaws

Our board of directors may adopt, alter or amend the bylaws. In addition to meeting certain notice requirements, our bylaws provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required for stockholders to alter, amend or repeal any provision of the bylaws or to adopt any additional bylaws.

Special Meetings of Stockholders

Subject to the rights of holders of any series of preferred stock or any other series or class of stock as set forth in our charter, our bylaws provide that a special meeting may be called only by the chairman of the board of directors or by the board of directors pursuant to a resolution adopted by a majority of the total number of our directors. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting.

Stockholder Action by Written Consent

Our charter provides that corporate action may not be taken by written consent of stockholders.

Advance Notice Provisions for Stockholder Director Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

Our bylaws provide that only individuals who are nominated pursuant to the notice of meeting or by, or at the direction of, our chairman of the board of directors or our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. Our bylaws also provide that at an annual meeting only business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board or our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring that business before the meeting.

Under these provisions, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by us:

•	not less than 70 days nor more than 90 days before the first anniversary of the previous year’s annual meeting, or

•	if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date, not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting is first made.

However, if the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 80 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by that increase, if it is received by us not later than 10 days after the public announcement is first made by us. If directors are to be elected at a special meeting, the notice must be received by us not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting. Stockholders may not bring business before a special meeting of stockholders under the bylaws.

Under our bylaws, a stockholder’s notice to us proposing to nominate an individual for election as a director must contain specified information, including the identity and address of the nominating stockholder and the beneficial owner, if any, the class and number of shares of stock that are owned beneficially and of record by the stockholder and the beneficial owner, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under our bylaws, a stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specified information about the proposed business and about the proposing stockholders, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting the business at the meeting, the name and address of the stockholder and the beneficial owner, if any, the class and number of shares of stock owned beneficially and of record by the stockholder and the beneficial owner, and any material interest of the stockholder and the beneficial owner, if any, in the business so proposed. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the bylaws, that person will not be eligible for election as a director, or that business will not be conducted at the meeting, as the case may be.

Classification of Directors

Our charter provides that directors will be divided into three classes serving staggered three-year terms so that approximately one-third of the board of directors is elected each year. Our charter also provides that, subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in our charter to elect additional directors under specified circumstances, the number of directors is fixed in accordance with the bylaws. Our bylaws provide that the number of directors is to be fixed from time to time pursuant to a resolution adopted by a majority of the whole board of directors, including vacancies, but will not consist of more than 11 nor less than three directors. As of June 30, 2004, the board of directors consisted of ten persons.

The classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of the board of directors.

Removal of Directors; Filling Vacancies on the Board of Directors

Our charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.

Under our bylaws, newly created directorships resulting from any increase in the number of directors or any vacancies on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, subject to the rights, if any, of holders of our preferred stock. In addition, our bylaws provide that the directors elected to fill vacancies on the board of directors will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

Description of Warrants

Each Zilkha warrant is exercisable for the purchase of one share of common stock at a price of $6.00 per share. Each Zilkha warrant is exercisable through December 31, 2004. We may redeem a Zilkha warrant at a redemption price of $.01 per warrant, at any time after any date at which the average daily per share closing price for the immediately preceding 20 consecutive trading days on the Nasdaq National Market exceeds $12.00.

Each Ghandour warrant is exercisable for the purchase of one share of common stock at prices ranging from $4.50 to $5.25 per share. Each Ghandour warrant is exercisable from the later of stockholder approval of the issuance of the Ghandour warrants and the date the particular Ghandour warrant vests in accordance with the consulting agreement. The Ghandour warrants expire on November 4, 2007.

Each Sovereign warrant is exercisable for the purchase of one share of common stock at an exercise price of $6.40 per share. Each Sovereign warrant is exercisable until April 26, 2009.

The warrants were issued pursuant to warrant agreements between us and the initial purchasers of the warrants, Mr. Ziad Ghandour and Sovereign, respectively. Each warrant agreement may be amended upon our consent and the consent of warrantholders having the right to acquire, by virtue of holding the warrants, at least 50% of the shares which are then issuable upon exercise of the then outstanding warrants under that agreement.

The shares of common stock initially issued upon exercise of a warrant will not be registered under the Securities Act of 1933. However, the offer and sale of those shares by the holder is registered under the Securities Act of 1933 under the registration statement to which this prospectus relates.

The warrant agreements require that each warrantholder, including a purchaser of warrants pursuant to this prospectus, make specified representations and agree to the terms of the warrant agreement. These representations and agreements include the following:

•	the warrantholder agrees that the shares issuable upon exercise of a warrant are acquired for investment and the warrantholder will not purchase, offer, sell or otherwise dispose of any of those shares except under circumstances which will not result in a violation of the Securities Act of 1933,

•	in order to exercise a warrant, a warrantholder must be able to confirm in writing and must confirm in writing, by signing a certificate to be supplied by us, all of the representations and other covenants in the warrant agreement, including that the warrantholder is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act of 1933, and

•	the shares of common stock initially issued upon exercise of a warrant will not be registered under the Securities Act of 1933 and will bear a legend to that effect restricting the transfer of those shares, as more specifically set forth in the warrant agreement.

The warrants and the warrant agreements do not confer upon any warrantholder any rights as a stockholder of our company, including the right to vote. The warrants and the warrant agreements also do not impose any fiduciary or other duty on us, our officers or directors, in favor of any warrantholder. Each warrantholder agrees that it disclaims and waives all rights and fiduciary duties owed to stockholders.

The warrants contain provisions to protect the warrantholders against dilution by adjusting the price at which the warrants are exercisable and the number of shares issuable upon exercise of the warrants, upon the occurrence of certain events. These events include the payment of stock dividends and distributions, subdivisions, combinations, and reclassifications of our common stock, and a merger into another corporation or the sale of substantially all of our assets. The price at which the Ghandour warrants are exercisable and the number of shares issuable upon exercise of the Ghandour warrants also may be adjusted upon any issuance of our common stock or of securities convertible into or exchangeable or exercisable for shares of common stock or of rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock, at a price which is less than the current market value per share of our common stock unless we offer to sell such securities to the holders of the warrants on a pro rata basis and on the same terms and at the same price, except that:

•	no adjustment in the exercise price will be required in respect of the issuance of shares of common stock for which the consideration per share is equal to or greater than the current market value of common stock, the issuance of shares of common stock for which the consideration per share is equal to or greater than the initial exercise price of the warrants, shares of common stock issuable upon the exercise of any existing options or warrants or conversion or payment of convertible securities or shares of common stock issued pursuant to any existing stock incentive plan or any amendment thereto or any additional stock incentive plan later adopted by our stockholders; and

•	in no event will the exercise price be adjusted to less than $4.50.

Legal Matters

Certain legal matters in connection with the common stock and warrants offered by this prospectus will be passed on for us by our Vice President, General Counsel and Corporate Secretary, Richard L. Edmonson, Houston, Texas.

Experts

The consolidated financial statements of Syntroleum Corporation as of December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such report.

The consolidated financial statements of Syntroleum Corporation for the year ended December 31, 2001, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such report. Arthur Andersen LLP has not consented to the incorporation by reference of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their reports in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC (SEC File No. 0-21911). You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2003 filed on May 14, 2004;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed on May 12, 2004;

•	Item 5 of our Current Report on Form 8-K filed on February 3, 2004;

•	our Current Report on Form 8-K filed on April 27, 2004;

•	our Current Report on Form 8-K filed on May 25, 2004;

•	our Current Report on Form 8-K filed on May 26, 2004;

•	our Current Report on Form 8-K filed on July 27, 2004; and

•	the description of our common stock contained in Amendment No. 1 to our Current Report on Form 8-K dated June 17, 1999 filed on October 31, 2003.

You may obtain a free copy of these filings (without exhibits, which can be obtained for a nominal charge) by writing or telephoning:

Bonnie Medlicott-Benway

Syntroleum Corporation

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

This prospectus is part of a registration statement we filed with the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

All expenses (other than fees and expenses of legal or other advisors to the selling holders) in connection with the offering described in this Registration Statement will be paid by Syntroleum Corporation, a Delaware corporation (the “Company”). Such expenses are as follows:*

Securities and Exchange Commission registration fee	$1,498
Printing expenses	20,000
Accounting fees and expenses	20,000
Legal fees and expenses	50,000
Miscellaneous	1,502

Total	$93,000

*	The amounts set forth, except for the Securities and Exchange Commission registration fee, are estimated.

ITEM 15. Indemnification of Directors and Officers

Limitation of Liability of Directors

The Company’s Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability resulting from the following:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”), which concerns unlawful payments of dividends, stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

While the Company’s Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Company’s Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of the Company’s Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

Indemnification of Directors and Officers

The Company’s Certificate of Incorporation provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company, in accordance with the Company’s Bylaws, to the fullest extent permitted from time to time by the DGCL, as the same exists or may hereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. The Company may, by action of the Company’s Board of Directors, provide indemnification to employees and agents of the Company, and to persons serving as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Company, with the same scope and effect as the foregoing indemnification of directors and officers. The Company may be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Company’s Board of Directors or is a proceeding to enforce such person’s claim to indemnification pursuant to the rights granted by the Company’s Certificate of Incorporation or otherwise by the Company.

The Company’s Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL as the same exists or may in the future be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators; provided, however, except as described in the second following paragraph with respect to Proceedings to enforce rights to indemnification, the Company will indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, to obtain indemnification, a claimant is to submit to the Company a written request for indemnification. Upon such written request by a claimant, a determination, if required by applicable law, with respect to the claimant’s entitlement to indemnification will be made, if requested by the claimant, by independent legal counsel, or if the claimant does not so request, by the Company’s Board of Directors by a majority vote of the disinterested directors even though less than a quorum or, if there are no disinterested directors or the disinterested directors so direct, by independent legal counsel in a written opinion to the Company’s Board of Directors, or if the disinterested directors so direct, by the stockholders of the Company. In the event the determination of entitlement to indemnification is to be made by independent legal counsel at the request of the claimant, the independent legal counsel will be selected by the Company’s Board of Directors unless there has occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a change of control, in which case the independent legal counsel will be selected by the claimant unless the claimant requests that such selection be made by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, if a claim described in the paragraph above the preceding paragraph is not paid in full by the Company within thirty days after a written claim pursuant to the preceding paragraph has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will also be entitled to be paid the expense of prosecuting such claim. The Company’s Bylaws provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Company. Neither the failure of the Company (including the disinterested directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including the disinterested directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. However, the Company will be precluded from asserting that the procedures and presumptions set forth in the Company’s Bylaws are not valid, binding and enforceable and will be bound by a determination pursuant to the procedures set forth in the Company’s Bylaws that the claimant is entitled to indemnification in any suit brought by a claimant pursuant to the Company’s Bylaws.

The Company’s Bylaws provide that the right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in the Company’s Bylaws will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the Company’s Certificate of Incorporation, the Company’s Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s Bylaws permit the Company to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. In addition, the Company’s Bylaws authorize the Company, to the extent authorized from time to time by the Company’s Board of Directors, to grant rights to indemnification and rights to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition to any employee or agent of the Company to the fullest extent of the provisions of the Company’s Bylaws with respect to the indemnification and advancement of expenses of directors and officers of the Company.

The Company’s Bylaws provide that the right to indemnification conferred therein is a contract right and includes the right to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition, except that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, will be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director of officer is not entitled to be indemnified under the Company’s Bylaws or otherwise.

The Company has entered into indemnification agreements with each of its directors and executive officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees’ receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined).

The Company currently has directors’ and officers’ insurance that insures directors and officers of the Company with respect to claims made for alleged “wrongful acts” in their roles as directors or officers of the Company and its subsidiaries. The insurance also insures the Company for claims against the Company’s directors or officers in situations in which the Company has an obligation to defend and/or indemnify its directors and officers.

ITEM 16. Exhibits

Exhibit No.	Document
*4.1 —	Certificate of Incorporation of the Company (incorporated by reference to Annex B to the Company’s Proxy Statement filed May 12, 1999 (File No. 0-21911)).
*4.2 —	Bylaws of the Company (incorporated by reference to Appendix C to the Company’s Proxy Statement filed May 12, 1999 (File No. 0-21911)).
*4.3 —	Amended and Restated Rights Agreement dated as of January 31, 1997 and amended and restated on June 17, 1999 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed June 17, 1999 (File No. 0-21911)).
*4.4 —	First Amendment to the Amended and Restated Rights Agreement between the Company and American Stock Transfer & Trust Company dated as of October 31, 2003 (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to the Company’s Current Report on Form 8-K dated June 17, 1999 filed October 31, 2003 (File No. 0-21911)).
*4.5 —	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated June 16, 1999 (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed June 17, 1999 (File No. 0-21911)).
*4.6 —	Warrant Agreement dated February 7, 2003 by and among the Company, Michael Zilkha and Selim K. Zilkha Trust (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed February 19, 2003 (File No. 0-21911)).
*4.7 —	Form of Warrant (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 19, 2003 (File No. 0-21911)).
*4.8 —	Warrant Agreement dated February 2, 2004 between the Company and Ziad Ghandour (including form of warrant) (incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 filed March 23, 2004 (File No. 0-21911)).
*4.9 —	Director Stock Option Agreement, dated as of December 20, 2002, between the Company and James R. Seward (incorporated by reference to Annex D to the Company’s Proxy Statement filed March 29, 2004 (File No. 0-21911)).
*4.10 —	Joint Development Agreement between Syntroleum International Corporation and Sovereign Oil & Gas Company II, LLC dated as of March 1, 2004 (incorporated by reference to Annex E to the Company’s Proxy Statement filed March 29, 2004 (File No. 0-21911)).
*4.11 —	Warrant Agreement dated as of April 26, 2004 between the Company and Sovereign Oil & Gas Company II, LLC (including form of warrant) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed May 12, 2004 (File No. 0-21911)).
**5.1 —	Opinion of Richard L. Edmonson.
23.1 —	Consent of Grant Thornton LLP.
**23.2 —	Consent of Richard Edmonson (contained in Exhibit 5.1).
**24.1 —	Powers of Attorney.

*	Incorporated by reference as indicated.
**	Previously filed.

ITEM 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, the State of Oklahoma, on July 27, 2004.

SYNTROLEUM CORPORATION

By:	/S/ JOHN B. HOLMES, JR.
John B. Holmes, Jr. President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on July 27, 2004.

Signature	Title

/S/ KENNETH L. AGEE (Kenneth L. Agee)	Chairman and Chief Executive Officer (Principal Executive Officer)

/S/ LARRY J. WEICK (Larry J. Weick)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ CARLA S. COVEY (Carla S. Covey)	Vice President of Finance and Controller (Principal Accounting Officer)

/S/ JOHN B. HOLMES, JR. (John B. Holmes, Jr.)	President and Chief Operating Officer and Director

* (Alvin R. Albe, Jr.)	Director

* (Frank M. Bumstead)	Director

* (Robert A. Day)	Director

/S/ ZIAD GHANDOUR (Ziad Ghandour)	Director

/s/ P. ANTHONY JACOBS (P. Anthony Jacobs)	Director

* (Robert B. Rosene, Jr.)	Director

* (James R. Seward)	Director

* (J. Edward Sheridan)	Director

*By:	/S/ RICHARD L. EDMONSON
Richard L. Edmonson Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document
*4.1 —	Certificate of Incorporation of the Company (incorporated by reference to Annex B to the Company’s Proxy Statement filed May 12, 1999 (File No. 0-21911)).

*4.2 —	Bylaws of the Company (incorporated by reference to Appendix C to the Company’s Proxy Statement filed May 12, 1999 (File No. 0-21911)).

*4.3 —	Amended and Restated Rights Agreement dated as of January 31, 1997 and amended and restated on June 17, 1999 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed June 17, 1999 (File No. 0-21911)).

*4.4 —	First Amendment to the Amended and Restated Rights Agreement between the Company and American Stock Transfer & Trust Company dated as of October 31, 2003 (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to the Company’s Current Report on Form 8-K dated June 17, 1999 filed October 31, 2003 (File No. 0-21911)).

*4.5 —	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated June 16, 1999 (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed June 17, 1999 (File No. 0-21911)).

*4.6 —	Warrant Agreement dated February 7, 2003 by and among the Company, Michael Zilkha and Selim K. Zilkha Trust (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed February 19, 2003 (File No. 0-21911)).

*4.7 —	Form of Warrant (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 19, 2003 (File No. 0-21911)).

*4.8 —	Warrant Agreement dated February 2, 2004 between the Company and Ziad Ghandour (including form of warrant) (incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 filed March 23, 2004 (File No. 0-21911)).

*4.9 —	Director Stock Option Agreement, dated as of December 20, 2002, between the Company and James R. Seward (incorporated by reference to Annex D to the Company’s Proxy Statement filed on March 29, 2004 (File No. 0-21911)).

*4.10 —	Joint Development Agreement between Syntroleum International Corporation and Sovereign Oil & Gas Company II, LLC dated as of March 1, 2004 (incorporated by reference to Annex E to the Company’s Proxy Statement filed March 29, 2004 (File No. 0-21911)).

*4.11 —	Warrant Agreement dated as of April 26, 2004 between the Company and Sovereign Oil & Gas Company II, LLC (including form of warrant) (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed May 12, 2004 (File No. 0-21911)).

**5.1 —	Opinion of Richard L. Edmonson.

23.1 —	Consent of Grant Thornton LLP.

**23.2 —	Consent of Richard Edmonson (contained in Exhibit 5.1).

**24.1 —	Powers of Attorney.

*	Incorporated by reference as indicated.
**	Previously filed.